SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





__X__    Annual Report Pursuant to Section 15(d) of the Securities
                  Exchange Act of 1934

                  For the fiscal year ended December 31, 2001

                                       OR

_____ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


                  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                              200 E. Randolph Drive
                             Chicago, Illinois 60601

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 25th day of June, 2002.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                         /s/ JOHN A. RESCHKE
------------------------                    ----------------------
Thomas Stachura                                      John A. Reschke




/s/ NANCY GROSS                             /s/ ROBERT S. HURWITZ
------------------------                    ----------------------
Nancy Gross                                          Robert S. Hurwitz

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                AON SAVINGS PLAN

                     Years Ended December 31, 2001 and 2000

                       With Report of Independent Auditors

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     Years ended December 31, 2001 and 2000


                                   CONTENTS




Report of Independent Auditors                                                 1

Financial Statements

         Statement of Assets Available for Benefits
         at December 31, 2001                                                  2

         Statement of Assets Available for Benefits
         at December 31, 2000                                                  3

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2001                                  4

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2000                                  5

Notes to Financial Statements                                                  6

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held At
         End of Year)                                                         13

                         Report of Independent Auditors


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of assets available for benefits of Aon Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Chicago, Illinois                                    Ernst & Young LLP
June 4, 2002

                                                                                 Employer Plan Identification # 36-3051915
                                                                                 Plan # 020



                                                                                AON SAVINGS PLAN
                                                                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                 DECEMBER 31, 2001
                                                                                   (in thousands)
                                                               -------------------------------------------------------


                                                                                       ESOP
                                                                  SAVINGS            ALLOCATED
     ASSETS:                                                       PLAN               ACCOUNT              TOTAL
                                                               ----------------    ----------------    ---------------

     Investments, at Fair Value:
          Aon Corporation Common Stock                       $       262,108     $       202,435     $        464,543
          Other Common and Preferred Stocks                            5,081                   -                5,081
          Investments held in Mutual Funds:
             Aon Money Market Fund                                   264,987                   -              264,987
             Aon Government Securities Fund                           49,054                   -               49,054
             Aon Asset Allocation Fund                               136,943                   -              136,943
             Vanguard REIT Index Fund                                 26,084                   -               26,084
             Vanguard Admiral Intermediate Term Treasury Fund         12,401                   -               12,401
             INVESCO Dynamics Fund                                    21,024                   -               21,024
             IRT 500 Index Fund                                      236,815                   -              236,815
             IRT Core-Balanced Fund                                    3,773                   -                3,773
             IRT International Equity Fund                            32,212                   -               32,212
             Dodge & Cox Common Stock Fund                            31,868                   -               31,868
             PIMCO Total Return Fund                                  14,638                   -               14,638
             Montag & Caldwell Growth Fund                             7,387                   -                7,387
             Managers Special Equity Fund                             13,151                   -               13,151
             Templeton Emerging Markets Fund                             936                   -                  936
             Other Mutual Funds                                        1,119                   -                1,119
          Short-Term Investment Funds                                  1,626                   -                1,626
          Participant Loans                                           19,269                   -               19,269
                                                               ----------------    ----------------    ---------------

                                                                   1,140,476             202,435            1,342,911


     Company Contribution Receivable                                  26,402              16,257               42,659

                                                               ----------------    ----------------    ---------------
     TOTAL ASSETS AVAILABLE FOR BENEFITS                     $     1,166,878     $       218,692     $      1,385,570
                                                               ================    ================    ===============


See notes to financial statements.

                                                                                 Employer Plan Identification # 36-3051915
                                                                                 Plan # 020



                                                                                  AON SAVINGS PLAN
                                                                     STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                 DECEMBER 31, 2000
                                                                                   (in thousands)
                                                               -------------------------------------------------------


                                                                                       ESOP
                                                                  SAVINGS            ALLOCATED
     ASSETS:                                                       PLAN               ACCOUNT              TOTAL
                                                               ----------------    ----------------    ---------------

     Investments, at Fair Value:
          Aon Corporation Common Stock                       $       304,679     $       199,627     $        504,306
          Other Common and Preferred Stocks                            2,828                   -                2,828
          Investments held in Mutual Funds:
             Aon Money Market Fund                                   237,223                   -              237,223
             Aon Government Securities Fund                           40,031                   -               40,031
             Aon Asset Allocation Fund                               168,100                   -              168,100
             Aon REIT Index Fund                                      22,991                   -               22,991
             INVESCO Dynamics Fund                                    20,165                   -               20,165
             IRT 500 Index Fund                                      274,332                   -              274,332
             IRT Core-Balanced Fund                                    1,878                   -                1,878
             IRT International Equity Fund                            39,674                   -               39,674
             Dodge & Cox Common Stock Fund                             4,065                   -                4,065
             PIMCO Total Return Fund                                   4,064                   -                4,064
             Montag & Caldwell Growth Fund                             3,218                   -                3,218
             Managers Special Equity Fund                              9,268                   -                9,268
             Templeton Emerging Markets Fund                             304                   -                  304
             Vanguard Admiral Intermediate Term Treasury Fund          3,468                   -                3,468
             Other Mutual Funds                                          729                   -                  729
          Short-Term Investment Funds                                  2,573                   -                2,573
          Participant Loans                                           20,293                   -               20,293
                                                               ----------------    ----------------    ---------------

                                                                   1,159,883             199,627            1,359,510


     Company Contribution Receivable                                  24,253              14,915               39,168

                                                               ----------------    ----------------    ---------------
     TOTAL ASSETS AVAILABLE FOR BENEFITS                     $     1,184,136     $       214,542     $      1,398,678
                                                               ================    ================    ===============

See notes to financial statements.


                                                                                Employer Plan Identification # 36-3051915
                                                                                Plan #020


                                                                               AON SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                          YEAR ENDED DECEMBER 31, 2001
                                                                                 (in thousands)
                                                    ------------------------------------------------------------------------



                                                                                               ESOP
                                                                           SAVINGS           ALLOCATED
                                                                            PLAN              ACCOUNT             TOTAL
                                                                        --------------     --------------     --------------

   NET INVESTMENT INCOME (LOSS)
      Interest Income                                                 $         1,760    $             2    $         1,762
      Net Realized and Unrealized Appreciation
        (Depreciation) in Fair Value of Investments                           (53,748)             6,396            (47,352)
      Aon Corporation Dividends                                                 7,231              5,212             12,443
      Other Dividends                                                          18,464                  -             18,464
      Management and Administrative Fees                                       (1,817)              (162)            (1,979)
                                                                        --------------     --------------     --------------

   TOTAL NET INVESTMENT INCOME (LOSS)                                         (28,110)            11,448            (16,662)

   CONTRIBUTIONS
      Company                                                                  26,402             16,257             42,659
      Participants                                                             75,186                  -             75,186
      Rollovers                                                                15,045                  -             15,045
                                                                        --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                                        116,633             16,257            132,890

   ALLOCATIONS

      ESOP Diversification                                                        493               (493)                 -
                                                                        --------------     --------------     --------------

   TOTAL ALLOCATIONS                                                              493               (493)                 -

   OTHER CHANGES

   Benefit Payments                                                          (120,094)           (23,062)          (143,156)
   Plan Mergers                                                                13,820                  -             13,820

                                                                        --------------     --------------     --------------

   TOTAL OTHER CHANGES                                                       (106,274)           (23,062)          (129,336)
                                                                        --------------     --------------     --------------

   NET INCREASE (DECREASE) IN ASSETS AVAILABLE
       FOR BENEFITS                                                           (17,258)             4,150            (13,108)

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                1,184,136            214,542          1,398,678

                                                                        --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                $     1,166,878    $       218,692    $     1,385,570
                                                                        ==============     ==============     ==============


See notes to financial statements.

                                                                                Employer Plan Identification # 36-3051915
                                                                                Plan #020


                                                                             AON SAVINGS PLAN
                                                        STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                       YEAR ENDED DECEMBER 31, 2000
                                                                                 (in thousands)
                                                    ------------------------------------------------------------------------



                                                                                               ESOP
                                                                           SAVINGS           ALLOCATED
                                                                            PLAN              ACCOUNT             TOTAL
                                                                        --------------     --------------     --------------

   NET INVESTMENT INCOME (LOSS)
      Interest Income                                                 $         1,555    $             1    $         1,556
      Net Realized and Unrealized Appreciation
       (Depreciation) in Fair Value of Investments                            (84,144)           (24,200)          (108,344)
      Aon Corporation Dividends                                                 8,276              5,032             13,308
      Other Dividends                                                          39,400                  -             39,400
      Management and Administrative Fees                                       (1,933)              (184)            (2,117)
                                                                        --------------     --------------     --------------

   TOTAL NET INVESTMENT INCOME (LOSS)                                         (36,846)           (19,351)           (56,197)

   CONTRIBUTIONS
      Company                                                                  24,301             14,915             39,216
      Participants                                                             59,578                  -             59,578
      Rollovers                                                                 4,861                  -              4,861
                                                                        --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                                         88,740             14,915            103,655

   ALLOCATIONS

      ESOP Diversification                                                        445               (445)                 -
                                                                        --------------     --------------     --------------

   TOTAL ALLOCATIONS                                                              445               (445)                 -

   OTHER CHANGES

   Benefit Payments                                                          (116,398)           (15,892)          (132,290)

                                                                        --------------     --------------     --------------

   TOTAL OTHER CHANGES                                                       (116,398)           (15,892)          (132,290)
                                                                        --------------     --------------     --------------

   NET DECREASE IN ASSETS AVAILABLE
       FOR BENEFITS                                                           (64,059)           (20,773)           (84,832)

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                1,248,195            235,315          1,483,510

                                                                        --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                $     1,184,136    $       214,542    $     1,398,678
                                                                        ==============     ==============     ==============

See notes to financial statements.

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020




                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 2001 and 2000

1.       DESCRIPTION OF PLAN

         GENERAL

         The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 31, 2001, the ASA Savings Plan merged into the Plan and as a result, assets approximating $13.8 million were transferred into the Plan.

         Certain Plan assets are held by the Aon Funds, an affiliated, open-end management investment company. The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs.

         On April 20, 2001, the Company's Board of Directors approved, in principle, a plan to spin off its insurance underwriting business (which include the operations of the Company) to the Company's common stockholders, creating two independent publicly traded companies. The spin-off would take the form of a tax-free stock dividend of the outstanding shares of common stock of Combined Specialty Group, Inc., a new subsidiary of the Company formed in September, 2001 to hold its underwriting business. The transaction requires final Company Board of Director approval and certain insurance regulatory approvals, and is expected to be completed as soon as practicable. The spin-off is not expected to have a material impact on the results of operations or financial position of the Plan.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

         ELIGIBILITY AND PARTICIPATION

         Effective January 1, 2001, employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Prior to January 1, 2001, employees became eligible for participation after attaining 21 years of age and completing one year of service. Participants must complete one year of service to be eligible for company matching contributions.

         CONTRIBUTIONS

         PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 16% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 8% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $10,500 in 2001 and 2000.

         COMPANY - The Company contributes an amount equal to 100% of the first 3% of a participant's compensation that a participant contributes to the Plan. The Company makes a further contribution to the ESOP portion of the Plan equal to 75% (50% for field sales agents) of the next 3% of compensation that is contributed to the Plan. In 2001 and 2000, this contribution was made in shares of common stock of the Company. The Plan requires that a participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

         Contributions to the ESOP portion of the Plan are automatically invested in common stock of the Company.

         INVESTMENT OPTIONS

         Contributions to the Plan, other than for the ESOP portion, may be invested in any of the various investment alternatives offered by the Plan in any whole percentages. Additionally, beginning in 2000, a Self-Managed Account was offered whereby participants can invest their self-directed contributions in various stock and mutual funds.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and a) an allocation of the Company's contributions, b) an allocation of Plan earnings, and c) an allocation of forfeitures of terminated participants' non-vested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING

         For the ESOP portion of the Plan, a participant vests in 20% increments and becomes 100% vested after completion of five years of plan service. Forfeitures of non-vested accounts are allocated to the remaining participants. The amount of forfeitures allocated to participants was $673,000 and $1,221,000 of the Company's common stock in 2001 and 2000, respectively.

         For the non-ESOP portion of the Plan, participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of plan service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining participants. The amount of forfeitures allocated to participants was $833,000 and $947,000 for 2001 and 2000, respectively.

         BENEFIT PAYMENTS

         For the ESOP portion of the Plan, a participant's entire account shall be paid to the participant or designated beneficiary in a lump sum upon normal retirement, permanent disability or death. The participant may elect payment in the form of Company common stock or cash.

         For the non-ESOP portion, on termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         PARTICIPANT LOANS

         Under the loan provision of the Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant's account excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of ten years.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Participant loans are valued at their outstanding balances which approximates fair value.

         Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2001 or 2000. There were no expenses paid to subsidiaries of the Company in 2001 or 2000.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         RECLASSIFICATIONS

         Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

3.       INVESTMENTS

         Institutional Trust Company (ITC) is custodian of the Plan assets and Trustee for all Plan assets except the ESOP shares. For the ESOP shares, members of the Company's management are the trustees. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to the ITC and Company's management individually and collectively.

         During 2001 and 2000 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

                                                                             December 31

                                                                    2001                     2000
                                             ---------------------------------------------------------------------

                                                                Net Realized                       Net Realized
                                                              and Unrealized                     and Unrealized
                                                                Appreciation                       Appreciation
                                                              (Depreciation)                     (Depreciation)
                                                               in Fair Value                      in Fair Value
                                                              of Investments                     of Investments
                                                     Fair             During             Fair            During
                                                    Value           the Year            Value          the Year
                                             ---------------------------------------------------------------------

Investments, at fair value:
  Common Stock:
   Aon Corporation                           $         464,543   $       20,634   $      504,306   $     (59,563)
   Other Common Stocks                                   5,081          (1,471)            2,828            (700)
  Investments in Mutual Funds:
   Aon Money Market Fund                               264,987                -          237,223                -
   Aon Government Securities Fund                       49,054            (163)           40,031            2,452
   Aon Asset Allocation Fund                           136,943         (19,660)          168,100         (13,285)
   Aon REIT Index Fund                                       -            1,645           22,991            3,177
   Vanguard REIT Index Fund                             26,084              595                -                -
   IRT 500 Index Fund                                  236,815         (33,867)          274,332         (29,266)
   IRT International Equity Fund                        32,212          (5,836)           39,674          (4,566)
   INVESCO Dynamics Fund                                21,024          (7,776)           20,165          (4,236)
   IRT Core-Balanced Fund                                3,773            (169)            1,878             (44)
   Dodge & Cox Stock Fund                               31,868              316            4,065            (119)
   PIMCO Total Return Fund                              14,638            (168)            4,064               81
   Montag & Caldwell Growth Fund                         7,387            (375)            3,218            (235)
   Managers Special Equity Fund                         13,151            (734)            9,268          (1,852)
   Templeton Emerging Markets
       Fund                                                936             (56)              304             (16)
   Vanguard Admiral Intermediate
       Term Treasury Fund                               12,401               52            3,468               88
  Other Mutual Funds                                     1,119            (319)              729            (260)
  Short-Term Investment Funds                            1,626                -            2,573                -
                                             ---------------------------------------------------------------------
  Total                                      $       1,323,642   $    (47,352)    $    1,339,217   $     (108,344)
                                             ---------------------------------------------------------------------

         The fair value of individual investments that represent 5% or more of the Plan's assets is as follows (in thousands):

                                                                                    December 31
                                                                        -----------------------------------

                                                                             2001                  2000
                                                                             ----                  ----
         Aon Corporation, Common Stock                                  $   464,899*            $  504,324*
         Investments held in Mutual Funds:
           Aon Money Market Fund                                            264,987                237,223
           Aon Asset Allocation Fund                                        136,943                168,100
           IRT 500 Index Fund                                               236,815                274,332

       * Includes $202,435 and $199,627 of non-participant directed investments in 2001 and 2000, respectively.


4.       INCOME TAX STATUS

         The Plan has received a determination letter from the IRS dated April 10, 1995, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                            AON SAVINGS PLAN
                                  Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                            December 31, 2001

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
AON COMMON STOCK FUND
---------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                   7,252,319                         $        262,108
                                                                                                    ==============


MONEY MARKET FUND
-----------------

MUTUAL FUND

     Investments held in the Aon
     Money Market Fund*                                      264,986,899                         $        264,987
                                                                                                    ==============


GOVERNMENT SECURITIES FUND
--------------------------

MUTUAL FUND

     Investments held in the Aon
     Government Securities Fund*                               4,818,646                         $         49,054
                                                                                                    ==============


TOTAL RETURN FUND
-----------------

MUTUAL FUND

     Investments held in the Aon
     Asset Allocation Fund*                                   10,128,881                         $        136,943
                                                                                                    ==============


COMMON STOCK INDEX FUND
-----------------------

MUTUAL FUND

     Investments held in the IRT
     500 Index Fund                                            8,484,943                         $        236,815
                                                                                                    ==============


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Vanguard
     REIT Index Fund                                           2,150,396                         $         26,084
                                                                                                    ==============


INVESCO DYNAMICS FUND
---------------------

MUTUAL FUND

     Investments held in the INVESCO
     Dynamics Fund                                             1,319,748                         $         21,024
                                                                                                    ==============


IRT CORE-BALANCED FUND
----------------------

MUTUAL FUND

     Investments held in the IRT
     Core-Balanced Fund                                          407,942                         $          3,773
                                                                                                    ==============


DODGE & COX COMMON STOCK FUND
-----------------------------

MUTUAL FUND

     Investments held in the Dodge & Cox
     Common Stock Fund                                           317,063                         $         31,868
                                                                                                    ==============


PIMCO TOTAL RETURN FUND
-----------------------

MUTUAL FUND

     Investments held in the PIMCO
     Total Return Fund                                         1,399,468                         $         14,638
                                                                                                    ==============


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
MONTAG & CALDWELL GROWTH FUND
-----------------------------

MUTUAL FUND

     Investments held in the Montag & Caldwell
     Growth Fund                                                 302,761                         $          7,387
                                                                                                    ==============


MANAGERS SPECIAL EQUITY FUND
----------------------------

MUTUAL FUND

     Investments held in the Managers
     Special Equity Fund                                         186,278                         $         13,151
                                                                                                    ==============


TEMPLETON EMERGING MARKETS FUND
-------------------------------
MUTUAL FUND

     Investments held in the Templeton
     Emerging Markets Fund                                       115,853                         $            936
                                                                                                    ==============


VANGUARD ADMIRAL INTERMEDIATE TERM
----------------------------------
    TREASURY FUND
    -------------

MUTUAL FUND

     Investments held in the Vanguard Admiral
     Intermediate Term Treasury Fund                           1,124,290                         $         12,401
                                                                                                    ==============


IRT INTERNATIONAL EQUITY FUND
-----------------------------
MUTUAL FUND

     Investments held in the IRT
     International Equity Fund                                 1,802,592                         $         32,212
                                                                                                    ==============


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
ESOP ALLOCATED  FUND
--------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                   5,642,700     $        81,285     $        202,435
                                                                                =============       ==============


OTHER COMMON AND PREFERRED STOCKS AND MUTUAL FUNDS (SELF-MANAGED FUNDS)
-----------------------------------------------------------------------

COMMON STOCK

    ACT Manufacturing Inc.
    Common Stock                                                   2,250                         $              1

    AES Corp.
    Common Stock                                                     200                                        3

    AOL Time Warner Inc.
    Common Stock                                                   3,450                                      111

    AT & T Corp.
    Common Stock                                                   1,905                                       35

    AT & T Wireless Services Inc.
    Common Stock                                                     610                                        9

    Abbott Laboratories
    Common Stock                                                     592                                       33

    Abgenix Inc.
    Common Stock                                                     400                                       13

    ACLN Ltd.
    Common Stock                                                     400                                        4

    Active Power Inc.
    Common Stock                                                     100                                        1

    Adaptive Broadband Corp.
    Common Stock                                                     100                                       **


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Adelphia Business Solutions Inc.
    Common Stock                                                     250                         $             **

    Adept Technology Inc.
    Common Stock                                                   1,000                                        4

    Adobe Systems Inc.
    Common Stock                                                      17                                        1

    Advanced Micro Devices Inc.
    Common Stock                                                   3,300                                       52

    Agere Systems Inc.
    Common Stock                                                   1,000                                        6

    Agilent Tech Inc.
    Common Stock                                                     100                                        3

    Akamai Tech
    Common Stock                                                     100                                        1

    Akorn Inc.
    Common Stock                                                     100                                       **

    Allen Telecom Inc.
    Commmon Stock                                                    950                                        8

    Allos Therapeutics Inc.
    Common Stock                                                   1,000                                        7

    Altera Corp.
    Common Stock                                                      25                                        1

    Amazon.com Inc
    Common Stock                                                     100                                        1

    American Express Co.
    Common Stock                                                     350                                       13

    American Home Mortgage Holdings Inc.
    Common Stock                                                     100                                        1

    American International Group Inc.
    Common Stock                                                   1,913                                      152


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    American Power Conversion Corp.
    Common Sock                                                      600                         $              9

    American Superconductor Corp.
    Common Stock                                                     625                                        8

    Ameristar Casino Inc.
    Common Stock                                                     100                                        3

    Amylin Pharmeceuticals Inc.
    Common Stock                                                   3,500                                       32

    Analog Devices Inc.
    Common Stock                                                      10                                       **

    Andrew Corp.
    Common Stock                                                     200                                        4

    Aon Corp.*
    Common Stock                                                  10,013                                      356

    Applera Corp.
    Common Stock                                                     310                                        8

    Applied Materials Inc.
    Common Stock                                                     423                                       17

    Applied Micro Circuits Corp.
    Common Stock                                                     424                                        5

    Ariba Inc.
    Common Stock                                                   2,110                                       13

    Asia Global Crossing Ltd.
    Common Stock                                                   2,000                                        2

    Asyst Technologies Inc.
    Common Stock                                                     300                                        4

    Atmel Corp.
    Common Stock                                                   2,200                                       16

    Avanex Corp.
    Common Stock                                                     375                                        2


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Avaya Inc.
    Common Stock                                                     200                         $              2

    Avici Systems Inc.
    Common Stock                                                      30                                       **

    Avocent Corp.
    Common Stock                                                     100                                        2

    Aware Inc.
    Common Stock                                                   1,000                                        8

    Axcelis Technologies Inc.
    Common Stock                                                      75                                        1

    BP Amoco PLC
    Common Stock                                                     175                                        8

    BMC Software Inc.
    Common Stock                                                     700                                       12

    Ballard Power Systems Inc.
    Common Stock                                                     300                                        9

    BEA Systems Inc.
    Common Stock                                                      58                                        1

    Best Buy Inc.
    Common Stock                                                     250                                       19

    Bio Technology Gen Corp.
    Common Stock                                                     100                                        1

    Biogen Inc.
    Common Stock                                                      20                                        1

    Boeing Co.
    Common Stock                                                     650                                       25

    Boyd Gaming Corp.
    Common Stock                                                     150                                        1

    Bradlees Inc.
    Common Stock                                                   3,000                                       **


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Broadcom Corp.
    Common Stock                                                     590                         $             24

    Broadvision Inc.
    Common Stock                                                   1,025                                        3

    Brocade Communications Systems Inc.
    Common Stock                                                     484                                       16

    CDW Computer Centers
    Common Stock                                                     660                                       36

    CMG Information Services Inc.
    Common Stock                                                     800                                        1

    CVS Corp.
    Common Stock                                                     175                                        5

    Cable & Wireless PLC
    Common Stock                                                     900                                       13

    Cadiz Inc.
    Common Stock                                                     500                                        4

    Callaway Golf Co.
    Common Stock                                                     100                                        2

    Calpine Corp.
    Common Stock                                                     580                                       10

    Carreker Antinori Inc.
    Common Stock                                                  14,000                                       83

    Catalyst Semiconductor Inc.
    Common Stock                                                     200                                        1

    Cell Pathways Inc.
    Common Stock                                                     300                                        2

    Cedant Corp.
    Common Stock                                                   1,000                                       20

    Centura Software Corp.
    Common Stock                                                   4,195                                       **


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Century Casinos Inc.
    Common Stock                                                     300                         $              1

    Chesterfield Financial Corp.
    Common Stock                                                     743                                       12

    Christopher & Banks Corp.
    Common Stock                                                     375                                       13

    Ciena Corp.
    Common Stock                                                     645                                        9

    Cisco Systems Inc.
    Common Stock                                                  10,084                                      183

    Citigroup Inc.
    Common Stock                                                   2,476                                      125

    Citrix Systems Inc.
    Common Stock                                                     600                                       14

    Coca Cola Company
    Common Stock                                                      50                                        2

    Cognizant Tech Solutions Corp.
    Common Stock                                                      20                                        1

    Cognos Inc.
    Common Stock                                                     200                                        5

    Commerce One Inc.
    Common Stock                                                      65                                       **

    Conductus Inc.
    Common Stock                                                   1,000                                        3

    Conseco Inc.
    Common Stock                                                   1,000                                        4

    Consolidated Edison Holding Company
    Common Stock                                                      60                                        2

    Copper Mountain Networks Inc.
    Common Stock                                                     700                                        1

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Corixa Corp.
    Common Stock                                                     100                         $              2

    Corning Inc.
    Common Stock                                                   4,003                                       36

    Corvis Corp.
    Common Stock                                                   2,650                                        9

    Covad Communications Group Inc.
    Common Stock                                                     500                                        1

    Cree Resh Inc.
    Common Stock                                                     114                                        3

    Critical Path Inc.
    Common Stock                                                     875                                        2

    Cyber Care Inc.
    Common Stock                                                   2,500                                        2

    Cypress Semiconductor Corp.
    Common Stock                                                     233                                        5

    Cytogen Corp.
    Common Stock                                                   7,350                                       22

    DCH Technology Inc.
    Common Stock                                                   9,214                                        5

    DMC Stratex Networks Inc.
    Common Stock                                                      80                                        1

    DJ Orthopedics Inc.
    Common Stock                                                     125                                        2

    Darden Restaurants
    Common Stock                                                     150                                        5

    Dean Foods Co.
    Common Stock                                                      35                                        2

    Dell Computer Corp.
    Common Stock                                                   3,400                                       92


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Diebold Inc.
    Common Stock                                                     100                         $              4

    Digital Lightwave Inc.
    Common Stock                                                   1,300                                       12

    Diodes Inc.
    Common Stock                                                     500                                        3

    Walt Disney Company
    Common Stock                                                      95                                        2

    Ditech Comms Corp.
    Common Stock                                                     300                                        2

    Doral Financial Corp.
    Common Stock                                                      50                                        2

    Doubleclick Inc.
    Common Stock                                                     200                                        2

    Dow Chemical Co.
    Common Stock                                                     400                                       14

    Downey Financial Corp.
    Common Stock                                                     100                                        4

    Drugstore.com Inc.
    Common Stock                                                   5,000                                       10

    Duke Energy Corp.
    Common Stock                                                     150                                        6

    Dynegy Inc.
    Common Stock                                                     200                                        5

    EMC Corp.
    Common Stock                                                   7,511                                      101

    Earthlink Inc.
    Common Stock                                                     400                                        5

    Eaton Vance Corp.
    Common Stock                                                     100                                        4

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    EBAY Inc.
    Common Stock                                                     100                         $              7

    Echostar Communications
    Common Stock                                                     100                                        3

    Electric Lightwave Inc.
    Common Stock                                                     250                                       **

    eMachines Inc.
    Common Stock                                                   1,582                                        2

    Emulex Corp.
    Common Stock                                                     350                                       14

    Enron Corp.
    Common Stock                                                  14,450                                        9

    Ericksson L M Telephone Co.
    Common Stock                                                   1,030                                        5

    Excel Technologies Inc.
    Common Stock                                                      50                                        1

    Exegenics Inc.
    Common Stock                                                     500                                        2

    Exodus Communications Inc.
    Common Stock                                                   4,815                                       **

    Extreme Networks Inc.
    Common Stock                                                     338                                        4

    F5 Networks Inc.
    Common Stock                                                     100                                        2

    Flextronics International Inc.
    Common Stock                                                     937                                       22

    Focal Communications Corp.
    Common Stock                                                     750                                       **

    Ford Motor Co.
    Common Stock                                                   1,000                                       16


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Forest Laboratories Inc.
    Common Stock                                                     280                         $             23

    Foundry Networks Inc.
    Common Stock                                                     150                                        1

    Fuelcell Energy Inc.
    Common Stock                                                     150                                        3

    Gabelli Equity Trust Inc.
    Common Stock                                                      20                                       **

    Gallagher Arthur J & Co.
    Common Stock                                                     100                                        3

    Gateway Inc.
    Common Stock                                                   1,400                                       11

    Genentech Inc.
    Common Stock                                                     500                                       27

    General Electric Co.
    Common Stock                                                   1,771                                       71

    Gilat Satellite Networks Ltd.
    Common Stock                                                   1,000                                        5

    Gillette Company
    Common Stock                                                   1,000                                       33

    Glaxo Wellcome PLC
    Common Stock                                                     300                                       15

    Global Crossing Ltd.
    Common Stock                                                   3,485                                        3

    Globalstar Telecom Ltd.
    Common Stock                                                     750                                       **

    Globix Corp.
    Common Stock                                                   1,000                                       **

    Goamerica Inc.
    Common Stock                                                   1,000                                        2


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Gorman Rupp Co.
    Common Stock                                                      50                         $              1

    Grainger W W Inc.
    Common Stock                                                     160                                        8

    Guidant Corp.
    Common Stock                                                      88                                        4

    HNC Software Inc.
    Common Stock                                                      75                                        2

    H Power Corp.
    Common Stock                                                     150                                       **

    Halliburton Co.
    Common Stock                                                      30                                       **

    Handspring Inc.
    Common Stock                                                     346                                        2

    Hansen Natural Corp.
    Common Stock                                                   6,410                                       27

    Harley Davidson Inc.
    Common Stock                                                     500                                       27

    Harmonic Lightwaves Inc.
    Common Stock                                                     200                                        2

    Headwaters Inc.
    Common Stock                                                      34                                       **

    Henley Healthcare Inc.
    Common Stock                                                   2,860                                       **

    Herbalife International
    Common Stock                                                     300                                        4

    Hewlett-Packard Co.
    Common Stock                                                     150                                        3

    Hispanic Broadcasting Corp.
    Common Stock                                                     300                                        8


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Home Depot Inc.
    Common Stock                                                     100                         $              5

    Honeywell International Inc.
    Common Stock                                                      18                                        1

    Hyperfeed Technologies Inc.
    Common Stock                                                  20,150                                       13

    Inkine Pharmaceutical Company Inc.
    Common Stock                                                   4,500                                        7

    Inktomi Corp.
    Common Stock                                                     450                                        3

    Intel Corp.
    Common Stock                                                   9,075                                      285

    Interland Inc.
    Common Stock                                                     200                                       **

    IBM
    Common Stock                                                     100                                       12

    International Rectifier Corp.
    Common Stock                                                   8,500                                       10

    Invsion Tech Inc.
    Common Stock                                                      75                                        2

    ISHARES Inc.
    Common Stock                                                      60                                        3

    Isonics Corp.
    Common Stock                                                   1,000                                        1

    I2 Tech Inc.
    Common Stock                                                   1,250                                       10

    Ivax Corp.
    Common Stock                                                     500                                       10

    JDS Uniphase Corp.
    Common Stock                                                   4,555                                       40


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    JMAR Industries Inc.
    Common Stock                                                  29,250                         $             87

    JP Morgan Chase
    Common Stock                                                     700                                       25

    Jabil Circuit Inc.
    Common Stock                                                     326                                        7

    Johnson & Johnson
    Common Stock                                                     765                                       45

    Jones Apparel Group
    Common Stock                                                     775                                       26

    Juniper Networks Inc.
    Common Stock                                                     648                                       12

    Kla-Tencor Corp.
    Common Stock                                                      50                                        2

    K-Mart Corp.
    Common Stock                                                     210                                        1

    Kimberly Clark Corp.
    Common Stock                                                      50                                        3

    Krispy Kreme Doughnuts Inc.
    Common Stock                                                       8                                       **

    Kyocera
    Common Stock                                                      25                                        2

    LSI Logic Corp.
    Common Stock                                                     250                                        4

    Legg Mason
    Common Stock                                                     100                                        5

    Leucadia National Corp.
    Common Stock                                                     100                                        3

    Level 3 Communications Inc.
    Common Stock                                                     130                                        1

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Liberty Media Corp.
    Common Stock                                                     100                         $              1

    Lightpath Technologies Inc.
    Common Stock                                                     200                                        1

    Eli Lily & Co.
    Common Stock                                                     100                                        8

    Linear Technology Corp.
    Common Stock                                                     200                                        8

    Littlefield Corp.
    Common Stock                                                     700                                        2

    Lockheed Martin Corp.
    Common Stock                                                      31                                        1

    Loral Space & Communications Ltd.
    Common Stock                                                   3,080                                        9

    Lucent Technologies Inc.
    Common Stock                                                  14,574                                       92

    Lynch Corp.
    Common Stock                                                      25                                       **

    Magal Security Systems Ltd.
    Common Stock                                                     300                                        4

    Mapinfo Corp.
    Common Stock                                                      29                                       **

    Marconi PLC
    Common Stock                                                   2,000                                        2

    Marsh & McLennan Cos.
    Common Stock                                                     150                                       16

    Matritech Inc.
    Common Stock                                                     500                                        1

    Mattel Inc.
    Common Stock                                                     325                                        6


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    McData Corp.
    Common Stock                                                      27                         $              1

    McDonald's Corp.
    Common Stock                                                     100                                        3

    McKesson Inc.
    Common Stock                                                     100                                        4

    McLeod Inc.
    Common Stock                                                   2,900                                        1

    Merck & Co.
    Common Stock                                                     115                                        7

    Mercury Interactive Corp.
    Common Stock                                                      16                                        1

    Merrill Lynch & Co.
    Common Stock                                                     300                                       16

    MetLife Inc.
    Common Stock                                                     100                                        3

    Metro One Telecom Inc.
    Common Stock                                                      20                                        1

    Metromedia Fiber Network Inc.
    Common Stock                                                      63                                       **

    Microsoft Corp.
    Common Stock                                                   4,720                                      313

    Micromuse Inc.
    Common Stock                                                     300                                        5

    Micron Technology
    Common Stock                                                      40                                        1

    Midland Co.
    Common Stock                                                     100                                        4

    Millenium Pharmaceuticals Inc.
    Common Stock                                                     300                                        7


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Mirant Corp.
    Common Stock                                                     150                         $              2

    Motorola Inc.
    Common Stock                                                  23,500                                      353

    NASDAQ 100 Trust
    Common Stock                                                   2,810                                      109

    National City Corp.
    Common Stock                                                     275                                        8

    Neon Communications Inc.
    Common Stock                                                     250                                        1

    Network Appliance Corp.
    Common Stock                                                     517                                       11

    Newmont Mining Corp.
    Common Stock                                                     100                                        2

    Nexell Therapeutics Inc.
    Common Stock                                                     100                                       **

    Nextel Communications Inc.
    Common Stock                                                   1,100                                       12

    99 Cent Only Stores
    Common Stock                                                      30                                        1

    Nisource Inc.
    Common Stock                                                     300                                        7

    Nissan Motor Ltd.
    Common Stock                                                   2,004                                       22

    Nokia Corp.
    Common Stock                                                   3,430                                       84

    Noble Drilling Corp.
    Common Stock                                                      50                                        2

    Nortel Networks Corp.
    Common Stock                                                   1,650                                       12


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Northern Trust Corp.
    Common Stock                                                       9                         $              1

    Northpoint Communications Holdings Inc.
    Common Stock                                                   1,000                                       **

    Novartis AG
    Common Stock                                                      20                                        1

    Novell Inc.
    Common Stock                                                     600                                        3

    Numerical Technologies Inc.
    Common Stock                                                     100                                        4

    Nvidia Corp.
    Common Stock                                                      82                                        6

    OTG Software Inc.
    Common Stock                                                     114                                        1

    Office Depot Inc.
    Common Stock                                                      25                                       **

    Onvia.com Inc.
    Common Stock                                                   3,500                                        2

    Oracle Corp.
    Common Stock                                                   7,249                                      100

    Orckit Communications Ltd.
    Common Stock                                                   2,000                                        6

    PMC-Sierra Inc.
    Common Stock                                                     334                                        7

    PAC-West Telecom Inc.
    Common Stock                                                     500                                       **

    Packeteer Inc.
    Common Stock                                                     400                                        3

    Palm Inc.
    Common Stock                                                   1,739                                        7


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Panaco Inc.
    Common Stock                                                   8,000                         $              7

    Panera Bread Co.
    Common Stock                                                      50                                        3

    Parametric Tech Corp.
    Common Stock                                                     900                                        7

    Paxar Corp.
    Common Stock                                                     100                                        1

    Peoplesoft Inc.
    Common Stock                                                      17                                        1

    Pep Boys Manny Moe & Jack
    Common Stock                                                     300                                        5

    Pfizer Inc.
    Common Stock                                                   1,297                                       52

    Philip Morris Cos.
    Common Stock                                                     100                                        5

    Placer Dome Inc.
    Common Stock                                                     160                                        2

    Power One Inc.
    Common Stock                                                     410                                        4

    Priceline.com Inc.
    Common Stock                                                   3,027                                       18

    Proctor & Gamble Co.
    Common Stock                                                      50                                        4

    PSInet Inc.
    Common Stock                                                   1,720                                       **

    Purchasepro.com Inc.
    Common Stock                                                     530                                        1

    Qlogic Corp.
    Common Stock                                                      17                                        1


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Qualcomm Inc.
    Common Stock                                                     222                         $             11

    Questar Corp.
    Common Stock                                                     100                                        3

    RF Micro Devices Inc.
    Common Stock                                                      33                                        1

    Radisys Corp.
    Common Stock                                                     100                                        2

    Rainmaker Systems Inc.
    Common Stock                                                  19,000                                        5

    Rare Medium Group Inc.
    Common Stock                                                     100                                       **

    Razorfish Inc.
    Common Stock                                                 100,000                                       22

    Red Hat Inc.
    Common Stock                                                     200                                        1

    Redback Networks Inc.
    Common Stock                                                      17                                       **

    Riviana Foods Inc.
    Common Stock                                                      90                                        2

    SBC Communications
    Common Stock                                                     275                                       11

    S&P 500 Depository Receipt
    Common Stock                                                      79                                        9

    Safeway Inc.
    Common Stock                                                     105                                        4

    St. Paul Cos. Inc.
    Common Stock                                                     100                                        4

    Salton/Maxim Housewares Inc.
    Common Stock                                                     500                                        9

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Sanmina Corp.
    Common Stock                                                     318                         $              6

    Schering Plough Corp.
    Common Stock                                                     450                                       16

    Schwab Charles Corp.
    Common Stock                                                     130                                        2

    Scios Inc.
    Common Stock                                                     375                                        9

    Sears Roebuck & Co.
    Common Stock                                                     100                                        5

    Spectre SPDR Trust-Consumer Services
    Common Stock                                                     100                                        3

    Spectre SPDR Trust-Technology
    Common Stock                                                     100                                        2

    Semtech Corp.
    Common Stock                                                      52                                        2

    Sicor Inc.
    Common Stock                                                      30                                       **

    Siebel Systems Inc.
    Common Stock                                                     277                                        8

    Silicon Storage Technologies Inc.
    Common Stock                                                   2,000                                       19

    Simula Inc.
    Common Stock                                                     500                                        3

    Solectron Corp.
    Common Stock                                                      52                                        1

    Sorrento Networks Corp.
    Common Stock                                                     125                                       **

    Southwest Airlines Co.
    Common Stock                                                   1,000                                       19


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Spectralink Corp.
    Common Stock                                                     900                         $             15

    Sun Microsystems Inc.
    Common Stock                                                   7,081                                       87

    Superconductor Technologies Inc.
    Common Stock                                                   1,500                                       10

    Sycamore Networks Inc.
    Common Stock                                                     116                                        1

    Syncor International Corp.
    Common Stock                                                     100                                        3

    Sysco Corp.
    Common Stock                                                     300                                        8

    Taiwan Semiconductor Manufacuring Co.
    Common Stock                                                     700                                       12

    Talk America Holdings Inc.
    Common Stock                                                   1,000                                       **

    Tellabs Inc.
    Common Stock                                                   1,400                                       21

    Tenet Healthcare Corp.
    Common Stock                                                      30                                        2

    Texas Instruments Inc.
    Common Stock                                                   2,786                                       78

    Tioga Technologies Ltd.
    Common Stock                                                   2,000                                        1

    Textron Inc.
    Common Stock                                                     100                                        4

    Trans World Airlines Inc.
    Common Stock                                                     259                                       **

    Transmeta Corp.
    Common Stock                                                     500                                        1


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Transwitch Corp.
    Common Stock                                                      53                         $             **

    Triquint Semiconductor Inc.
    Common Stock                                                     325                                        4

    Trump Hotels & Casino Resorts
    Common Stock                                                   4,000                                        5

    Tyco International Ltd.
    Common Stock                                                     100                                        6

    UAL Corp.
    Common Stock                                                     550                                        7

    US Bancorp
    Common Stock                                                     100                                        2

    Unilever NV
    Common Stock                                                      40                                        2

    Unit Corp.
    Common Stock                                                   1,000                                       13

    United Rentals Inc.
    Common Stock                                                     100                                        2

    US Airways Group Inc.
    Common Stock                                                     500                                        3

    Utstarcom Inc.
    Common Stock                                                     200                                        6

    VA Linux Systems Inc.
    Common Stock                                                   1,200                                        3

    Veritas Software Corp.
    Common Stock                                                     256                                       11

    Verisign Inc.
    Common Stock                                                      20                                        1

    Verticalnet Inc.
    Common Stock                                                   1,100                                        2

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Vishay Intertech Inc.
    Common Stock                                                     100                         $              2

    Visual Networks Inc.
    Common Stock                                                     555                                        3

    Vitesse Semiconductor Corp.
    Common Stock                                                     110                                        1

    Wal-mart Stores Inc.
    Common Stock                                                     940                                       54

    Walgreen Company
    Common Stock                                                     500                                       17

    Washington Mutual Inc.
    Common Stock                                                      95                                        3

    Watson Pharmaceuticals Inc.
    Common Stock                                                     100                                        3

    Webvan Group Inc.
    Common Stock                                                     500                                       **

    Western Digital Corp.
    Common Stock                                                   2,000                                       13

    Williams Communications Group Inc.
    Common Stock                                                   2,886                                        7

    Williams Cos. Inc.
    Common Stock                                                     970                                       25

    Wind River Systems Inc.
    Common Stock                                                      20                                       **

    Winstar Communications Inc.
    Common Stock                                                   4,500                                       **

    Worldcom Inc.
    Common Stock                                                   2,700                                       38

    Worldcom Inc. (MCI Group)
    Common Stock                                                     112                                        1


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Worthington Industries Inc.
    Common Stock                                                      40                         $              1

    XO Communications Inc.
    Common Stock                                                   6,145                                       **

    Xilinx Inc.
    Common Stock                                                     419                                       16

    Xerox Corp.
    Common Stock                                                      70                                        1

    Yahoo Inc.
    Common Stock                                                     120                                        2

    Zimmer Holdings Inc.
    Common Stock                                                     352                                       11

                                                                                                 $          5,069
                                                                                                    ==============

    PREFERRED STOCK

    Sealed Air Corp.
    Preferred Stock                                                  300                         $             12
                                                                                                    ==============

    OTHER MUTUAL FUNDS

    American Century Small Cap Value Fund
    Mutual Fund                                                    1,021                         $              8

    American Century 20th Century International Growth Fund
    Mutual Fund                                                      558                                        4

    Ameristock Focused Value Fund
    Mutual Fund                                                       45                                        1

    Ameristock Mutual Fund
    Mutual Fund                                                       25                                        1

    Ariel Appreciation ClassB Fund
    Mutual Fund                                                       28                                        1

    Artisan International Fund
    Mutual Fund                                                      631                                       12

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Artisan Mid Cap Fund
    Mutual Fund                                                      255                         $              7

    Berger Mid Cap Value Fund
    Mutual Fund                                                       77                                        1

    Berkshire Focus Fund
    Mutual Fund                                                    3,177                                       30

    Black Oak Emerging Technology Fund
    Mutual Fund                                                      261                                        1

    Boston Partners Small Cap Value Fund
    Mutual Fund                                                      147                                        3

    Bridgeway Agressive Growth Fund
    Mutual Fund                                                       61                                        2

    Brown Capital Mgmt. Small Company Fund
    Mutual Fund                                                       32                                        1

    Buffalo Small Cap Growth Fund
    Mutual Fund                                                      429                                        9

    Clipper Fund
    Mutual Fund                                                       25                                        2

    Credit Suisse Capital Appreciation Fund
    Mutual Fund                                                      308                                        6

    Dresdner RCM Biotechnology Fund
    Mutual Fund                                                      578                                       16

    Dresdner RCM Global Health Care Fund
    Mutual Fund                                                      488                                       10

    Dresdner RCM Global Technology Fund
    Mutual Fund                                                      107                                        3

    Excelsior Energy & Natural Resources Fund
    Mutual Fund                                                      625                                        8

    Fidelity Diversified International Fund
    Mutual Fund                                                    1,196                                       23


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Fidelity Mid Cap Stock Fund
    Mutual Fund                                                      149                         $              3

    Fidelity Growth Company Fund
    Mutual Fund                                                        8                                       **

    Fidelity Value Fund
    Mutual Fund                                                      605                                       31

    Firsthand Technology Value Fund
    Mutual Fund                                                      194                                        8

    Firsthand Technology Leaders Fund
    Mutual Fund                                                       30                                        1

    Firsthand Technology Innovator Fund
    Mutual Fund                                                       79                                        1

    Harbor Capital Appreciation Fund
    Mutual Fund                                                      100                                        3

    Icon Energy Fund
    Mutual Fund                                                      228                                        3

    INVESCO Dynamics Fund
    Mutual Fund                                                      179                                        3

    INVESCO Technology Fund
    Mutual Fund                                                      144                                        5

    Janus Investment Growth & Income Fund
    Mutual Fund                                                       34                                        1

    Janus Investment Equity Income Fund
    Mutual Fund                                                       57                                        1

    Kopp Emerging Growth Class A Fund
    Mutual Fund                                                    3,994                                       47

    Liberty Acorn USA Class Z Fund
    Mutual Fund                                                      163                                        3

    Longleaf Partners Fund
    Mutual Fund                                                      576                                       14


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    Loomis Sayles Aggressive Growth Fund
    Mutual Fund                                                    4,029                         $             66

    LTRA Bull Pro Fund
    Mutual Fund                                                       18                                        1

    Meridian Value Fund
    Mutual Fund                                                       41                                        1

    Needham Growth Fund
    Mutual Fund                                                      104                                        3

    Oakmark Balanced Fund
    Mutual Fund                                                       55                                        1

    Oakmark Fund
    Mutual Fund                                                      426                                       15

    Oakmark Select Class II Fund
    Mutual Fund                                                      193                                        5

    Oakmark Select Fund
    Mutual Fund                                                    2,020                                       55

    OTC Pro Fund
    Mutual Fund                                                      105                                        7

    Pin Oak Aggressive Stock Fund
    Mutual Fund                                                       40                                        1

    Red Oak Technology Select Fund
    Mutual Fund                                                      232                                        2

    PBHG Select Equity Fund
    Mutual Fund                                                        2                                       38

    PBHG Clipper Focus Fund
    Mutual Fund                                                      136                                        2

    PBHG Large Cap 20 Fund
    Mutual Fund                                                    2,930                                       48

    PIMCO Short Term Fund
    Mutual Fund                                                   10,424                                      105

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    PIMCO Total Return Fund
    Mutual Fund                                                    2,047                         $             21

    PIMCO Real Return Bond Fund
    Mutual Fund                                                    1,990                                       20

    T. Rowe Price Health Sciences Fund
    Mutual Fund                                                       52                                        1

    RS Diversified Growth Fund
    Mutual Fund                                                       31                                        1

    T. Rowe Price Financial Services Fund
    Mutual Fund                                                      524                                       10

    T. Rowe Price Mid Cap Growth Fund
    Mutual Fund                                                      618                                       24

    T. Rowe Price Small Cap Stock Fund
    Mutual Fund                                                    1,043                                       27

    Royce Low Priced Stock Fund
    Mutual Fund                                                      452                                        5

    Rydex Nova Fund
    Mutual Fund                                                       38                                        1

    Select Biotechnology Fund
    Mutual Fund                                                       66                                        4

    Select Brokerage & Investment Mgmt. Fund
    Mutual Fund                                                      177                                        8

    Select Defense & Aerospace Fund
    Mutual Fund                                                       64                                        3

    Selected American Shares Fund
    Mutual Fund                                                      336                                       10

    State Street Research Aurora Class D Fund
    Mutual Fund                                                       69                                        2

    Strong Opportunity Income Fund
    Mutual Fund                                                      590                                       23


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    TCW Galileo Value Opportunity Fund
    Mutual Fund                                                      237                         $              5

    Value Line Special Situations Income Fund
    Mutual Fund                                                       72                                        1

    Van Wagoner Income Post Venture Fund
    Mutual Fund                                                    4,069                                       41

    Vanguard International Growth Portfolio Fund
    Mutual Fund                                                    1,435                                       22

    Vanguard Short Term Federal Fund
    Mutual Fund                                                   10,323                                      108

    Vanguard S&P 500 Index Portfolio Fund
    Mutual Fund                                                      246                                       26

    Wasatch Aggressive Equity Fund
    Mutual Fund                                                      636                                       22

    Wasatch Mid Cap Fund
    Mutual Fund                                                       17                                       **

    Wasatch Micro Cap Value Fund
    Mutual Fund                                                    6,076                                       25

    Weitz Partners Value Fund
    Mutual Fund                                                       50                                        1

    Weitz Value Fund
    Mutual Fund                                                        2                                       75

    Westport Fund
    Mutual Fund                                                       88                                        1

    White Oak Growth Stock Fund
    Mutual Fund                                                       24                                        1

    Muhlenkamp Fund
    Mutual Fund                                                       20                                        1

    HRPT Property Trust
    Mutual Fund                                                      500                                        5


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                         AON SAVINGS PLAN
                                    Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        December 31, 2001
                                                            (continued)

                                                             Number of Shares                        Current Value
                                                             ----------------                        -------------
                                                             Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
    KIMCO Realty Trust
    Mutual Fund                                                       75                         $              2


                                                                                                 $          1,119
                                                                                                    ==============


    STATE STREET SHORT-TERM INVESTMENT FUND
    Short-Term Investment Fund                                 1,625,688                         $          1,626
                                                                                                    ==============


     PARTICIPANT LOANS (5.8%-11.7%)                                          -                   $         19,269
                                                                                                    ==============

                                                                                                 $      1,342,911
                                                                                                    ==============

      *  Party in interest transaction not prohibited by ERISA.
     **  Current value of investment is less than $500.


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated June 4, 2002, with respect to the financial statements and schedule of the Aon Savings Plan included in this annual report (Form 11-K) for the year ended December 31, 2001.







Chicago, Illinois                                    Ernst & Young LLP
June 26, 2002

June 25, 2002





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         RE:      REPORT ON FORM 11-K FOR THE AON SAVINGS PLAN
                  REGISTRANT:  AON CORPORATION
                  COMMISSION FILE NO.:  1-7933


Gentlemen and Ladies:

         Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

         Please contact the undersigned at 312/701-3835 if you have any questions.

Very truly yours,


/S/ RICHARD E. BARRY

Richard E. Barry
Senior Counsel

REB/dcd
Enclosures